SECURITI[illegible] 05041116 [illegible]SSION

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PROCESSING SEC MAIL RECEIVED MAR - 1 2005 SECTION 213 WASH., D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51558

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: HAMPTON SECURITIES (USA), INC.

Hampton Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 Adelaide Street West, Suite 1800
(No. and Street)

Toronto	Ontario (Canada)	M5H 3L5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manni Buttar — 416-862-8654
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

BCE Place, 181 Bay Street, Suite 1400		Toronto	Ontario M5J 2V1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

HAMPTON SECURITIES (USA) INC.

(SEC I.D. No. 8-51558)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2004 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

HAMPTON SECURITIES (USA) INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, Manni Buttar, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hampton Securities (USA), Inc. (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director of the Company has any proprietary interest in any account classified solely as that of a customer.



Chief Financial/~~Operating~~ Officer

February 28, 2005
Date

Subscribed and sworn before me,
On this 28th day of February, 2005



Notary Public

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

Independent Auditors' Report

To the Board of Directors and Stockholder of
Hampton Securities (USA) Inc.

We have audited the following financial statements of Hampton Securities (USA) Inc. (the "Company") for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Hampton Securities (USA) Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche LLP

Toronto, Canada
February 24, 2005

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2004
[Expressed in U.S. dollars]

ASSETS		
Cash (Note 9)	$	569,268
Accounts receivable		36,488
Due from clearing broker (Note 5)		295,830
	$	901,586
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued liabilities (Note 9)	$	515,830
STOCKHOLDER'S EQUITY:		
Capital stock		
Authorized		
200 common shares, no par value, one vote per share		
Issued		
150 common shares		375,000
Additional paid-in capital		1,190
Retained earnings		9,566
		385,756
	$	901,586

See accompanying notes to financial statements

HAMPTON SECURITIES (USA) INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2004
[Expressed in U.S. dollars]

REVENUE		
Commissions	$	8,203,832
Other		25,064
		8,228,896
EXPENSES		
Direct rebates and execution charges		5,402,297
Commission payouts		1,432,923
Compensation and related expenses		143,208
Occupancy and equipment		516,010
Clearance fees		208,908
General and administrative		412,683
		8,116,029
INCOME BEFORE INCOME TAXES		112,867
INCOME TAX EXPENSE		2,267
NET INCOME	$	110,600

See accompanying notes to financial statements

STATEMENT OF CASH FLOWS

For the year ended December 31, 2004
[Expressed in U.S. dollars]

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	110,600
Adjustments for non-cash items		
Stock exchange seat		30,000
Changes in operating assets and liabilities		
Accounts receivable		30,356
Due from clearing broker		130,420
Prepaids and deposits		22,178
Accounts payable and accrued liabilities		(169,537)
Net cash provided by operating activities		154,017
CASH FLOWS FROM FINANCING ACTIVITY		
Issuance of common shares		137,000
Net cash provided by financing activity		137,000
INCREASE IN CASH		291,017
CASH, BEGINNING OF YEAR		278,251
CASH, END OF YEAR	$	569,268
SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	$	2,267
Interest paid	$	1,369

See accompanying notes to financial statements

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2004
[Expressed in U.S. dollars]

	Capital Stock		Additional Paid-in	(Accumulated Deficit)/ Retained	Total Stockholder's
	Number	Amount	Capital	Earnings	Equity
Stockholder's equity, beginning of year	135	$ 238,000	$ 1,190	$ (101,034)	$ 138,156
Issuance of common shares	15	137,000	-	-	137,000
Net income	-	-	-	110,600	110,600
Stockholder's equity, end of year	150	$ 375,000	$ 1,190	$ 9,566	$ 385,756

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

For the year ended December 31, 2004
[Expressed in U.S. dollars]

1. ORGANIZATION

Hampton Securities (USA), Inc. (the "Company") was organized on January 12, 1999 as a New York corporation and is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers and the Boston Stock Exchange. The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company clears all of its transactions through a security clearing broker, National Financial Services LLC ("NFS") on a fully disclosed basis. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(i) since it maintains a special account for the exclusive benefit of customers and paragraph k(2)(ii) since it uses NFS for clearing.

The Company is a wholly owned subsidiary of Hampton Securities Corporation (a Delaware Corporation), itself a wholly owned subsidiary of Hampton Securities Incorporated ("HSI"), a Canadian incorporated company. Hampton Securities Corporation ("HSC") purchased 100% of the common shares of the Company effective May 16, 2001. HSI's subsidiary, Hampton Securities Limited ("HSL"), is a member of the Investment Dealers Association of Canada, The Toronto Stock Exchange Inc. and the Bourse de Montreal Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America.

(b) Securities transactions

Securities transactions and related commission revenue and expenses are recorded on a trade-date basis.

(c) Stock exchange seat

Stock exchange seat is carried at lower of cost or market value.

(d) Income taxes

The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are entered. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

(f) Translation of foreign currency

Monetary assets and liabilities related to foreign currency transactions are translated into U.S. dollars at the exchange rates in effect at the balance sheet date.

Non-monetary assets and liabilities related to foreign currency transactions and revenue and expenses related to foreign currencies are translated into U.S. dollars at the exchange rates prevailing at the transaction dates.

Gains or losses resulting from foreign currency translation are included in net income.

(g) Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3. STOCK EXCHANGE SEAT

The Company owns one seat on The Boston Stock Exchange. During the year the Company wrote down its investment due to decline in the seat's market value.

4. FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

Credit risk on financial instruments is the risk of financial loss occurring as a result of default of a counterparty on its obligation to the Company. Credit risk is managed by dealing only with counterparties the Company believes to be creditworthy, by obtaining sufficient and satisfactory collateral and by daily monitoring of credit exposure and collateral.

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2004
[Expressed in U.S. dollars]

5. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office space under operating leases with terms greater than one year. Future minimum lease payments under the lease as at December 31, 2004 are approximately as follows:

2005	$ 142,143
2006	32,280
	$ 174,423

The Company is also committed to its share of common area costs and property taxes with respect to such leases. Rent expense including operating costs was $206,000 for the year ended December 31, 2004.

Guarantees

The Company has provided a guarantee to its clearing broker (NFS). Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet to these transactions.

The due from clearing broker includes a security cash deposit of $100,000 from the Company to settle any potential amounts outstanding from customers.

6. CLEARING AGREEMENT

Pursuant to an agreement between the Company and NFS, all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through NFS. Prior to March 2004 the Company used Legg Mason Wood Walker, Incorporated as the clearing broker. The Company is exempt from provisions of SEC Rule 15c3-3 and is not responsible for compliance with Section 40 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by NFS. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company's agreement with NFS includes the provision for Proprietary Accounts of Introducing Brokers and, as a result, the security cash deposit is treated as an allowable asset for the computation of net capital.

NOTES TO FINANCIAL STATEMENTS (continued)

For the year ended December 31, 2004
[Expressed in U.S. dollars]

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 and 6.67% of aggregate indebtedness. At December 31, 2004, the Company had net capital of approximately $375,330, which is approximately $125,330 in excess of the required minimum net capital. The Company's net capital ratio was 0.76 to 1.

The National Association of Securities Dealers, the Company's designated self-regulatory organization, has certain additional capital requirements which provide that equity capital may not be withdrawn nor may cash dividends be paid if the resulting net capital would be less than the greater of 5% of the calculated aggregate debits and 120% of required minimum net capital.

8. RELATED PARTY TRANSACTIONS

The Company enters into certain transactions with its HSL, which is also a subsidiary of HIS. These transactions are measured at the exchange amount agreed to between the parties. During the year, the Company reimbursed $100,000 HSL for various general and administrative costs paid on behalf of the Company.

9. ACCOUNTS PAYABLE

Included in accounts payable are liabilities for direct brokerage rebates to customers of the Company in the amount of $312,027. Included in the cash balance is a corresponding balance for the exclusive benefit of customers of the Company in the amount of $229,883.

HAMPTON SECURITIES (USA) INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2004
[Expressed in U.S. dollars]

Total stockholder's equity	**$ 385,756**
Deductions	
Non-allowable assets	
Accounts receivable	**10,426**
	10,426
Net capital	**375,330**
Computation of minimum net capital requirement: (Greater of $250,000 or 6 2/3% of aggregate indebetedness, as defined)	**250,000**
Excess net capital	**$ 125,330**
Aggregate indebtedness	**$ 285,947**
Ratio of aggregate indebtedness to net capital	**0.76:1**

The following represents a reconciliation of the amounts presented above and the amounts reported in the Company's unaudited FOCUS Report as of December 31, 2004 and filed on January 26, 2005:

Aggregate indebtedness as reported in FOCUS Report	$ 203,803
Plus: Direct brokerage rebate payable reported as non-A.I. Liabilities	82,144
Aggregate indebtedness as reported above	$ 285,947

HAMPTON SECURITIES (USA) INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at December 31, 2004
[Expressed in U.S. dollars]

EXEMPTION UNER SECTION (k)(2) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
BCE Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: (416) 601-6150
Fax: (416) 601-6151
www.deloitte.ca

February 24, 2005

Hampton Securities (USA) Inc.
141 Adelaide Street West
Suite 1800
Toronto ON M5H 3L5

Dear Sirs:

In planning and performing our audit of the financial statements of Hampton Securities (USA) Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities, for safeguarding securities, at we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,



Deloitte & Touche LLP